SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34909; 812-15454

SEI Alternative Income Fund, et al.

May 8, 2023

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")
for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, under sections 6(c) and 23(c)
of the Act for an exemption from rule 23c-3 under the Act, and for an order pursuant to section
17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end
management investment companies to issue multiple classes of shares and to impose early
withdrawal charges and asset-based distribution and/or service fees with respect to certain
classes.

Applicants: SEI Alternative Income Fund, SEI Investments Distribution Co. and SEI
Investments Management Corporation

Filing Date: The application was filed on April 10, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing on any application
by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant
with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant
below, or personally or by mail, if a physical address is listed for the relevant applicant below.
Hearing requests should be received by the Commission by 5:30 p.m. on June 2, 2023, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service.   Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.   Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESS: The Commission: Secretarys-Office@sec.gov. Applicants: Timothy D. Barto, tbarto@seic.com and Sean Graber, sean.graber@morganlewis.com.

FOR FURTHER INFORMATION CONTACT: Trace W. Rakestraw, Senior Special Counsel, at (202) 551-6825 (Chief Counsel's Office, Division of Investment Management).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and condition, please refer to Applicants' application, dated April 10, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary